Evolving Gold Corporation
Suite 1500, 885 West Georgia Street
Vancouver, BC V6C 3E8
www.evolvinggold.com
info@evolvinggold.com

News Release

Evolving Gold Receives Property Payments from Meridian Gold

Vancouver, British Columbia, January 22, 2007: Evolving Gold Corporation (CNQ:GOLD) (OTC:EVOGF) (the “Company” or “Evolving”) reports today that Meridian Gold Inc.(TSX:MNG) (NYSE:MDG) (“Meridian Gold” or “Meridian”) has paid $160,000 USD to the Company as part of the Winnemucca Mountain project earn-in agreement signed in July 2006.

Meridian reports that they plan to continue drilling at Winnemucca Mountain as drill rigs become available.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo
President